UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

NEWS RELEASE

For further information contact:
Investor Relations	Peter Majeski
(56 2) 350 6038	i-advize Corporate Communications, Inc.
investor.relations@masisa.com	(1-212) 406-3690
Internet: www.masisa.com	masisa@i-advize.com

MASISA S.A. REPORTS FINANCIAL RESULTS FOR THE PERIODS ENDED JUNE 30, 2006

Santiago, Chile, August 14, 2006 – MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), a leading company in the Latin American forestry and wood products industries, announced its consolidated financial results for the second quarter ended June 30, 2006.

HIGHLIGHTS
  Net sales for the second quarter of 2006 increased by 24.1% over the same quarter of 2005, to US$218.2 million, driven by higher prices and volumes. Compared to the first quarter of this year, sales increased by 2.7%.
  Gross profit as a percentage of sales fell from 26.6% to 22.1%, compared with the same quarter of 2005, basically due to rising costs. Compared with the first quarter of 2006, costs also increased, however, the operating margin remained flat due to the passing on of higher costs to sale prices.
  Administrative and selling expenses in the second quarter of this year were 13.8% of sales, an important improvement compared to the second quarter of 2005 when this figure was 15.6% of sales.
  Operating income declined by 5.8% with respect to the second quarter of 2005, to US$18.1 million, due to a smaller sales margin, which was offset by greater cost efficiencies. Compared to the first quarter of 2006, operating income also fell by 5.8% mainly due to higher selling and administrative expenses.
  Net income for the second quarter of 2006 was US$ 4.1 million, representing a decline of 42.7% compared to the same quarter of 2005, and an increase of approximately 250% with respect to the first quarter of 2006

	Quarter ended

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2005	2005	2005	2006	2006

	(in millions of US$, except per share figures and percentages)

Net Sales	175.9	195.9	194.1	212.6	218.2
Gross Profit	46.8	51.4	44.8	47.3	48.2
% of sales (2)	26.6%	26.2%	23.1%	22.3%	22.1%
S.G.& A.	(27.5)	(29.0)	(33.0)	(28.1)	(30.1)
% of sales (2)	-15.6%	-14.8%	-17.0%	-13.2%	-13.8%
Operating Income	19.3	22.4	11.8	19.3	18.1
Net Income	7.1	6.1	(1.3)	1.2	4.1
Earnings per Share (US$)	0.0014	0.0012	-0.0002	0.0002	0.0007
Earnings per ADS (US$) (1)	0.07	0.06	-0.01	0.01	0.04

Change (3)
Net Income	—	11.4%	-1.0%	9.5%	2.7%
Gross Profit Margin	—	10.0%	-12.9%	5.7%	1.8%
Operating income	—	16.5%	-47.3%	62.9%	-5.8%
Net Income	—	-13.7%	-121.6%	-188.1%	249.8%
Earnings per Share	—	-13.7%	-119.9%	-184.5%	250.0%

(1): An ADS is equal to 50 common shares.
(2): As % of Net Income for the quarter.
(3): Compared to the previous quarter.
Due to rounding, numbers may not add up.

Business Analysis – Comparison 2Q06 v. 1Q06

Sales

Company sales in the second quarter of 2006 amounted to US$218.2 million, representing a 2.7% increase over the first quarter of 2006.

The main factors in the second quarter’s sales were:

  Sales of MDF boards remained at similar levels, but the effects of prices and volumes moved in opposing directions. The prices of MDF boards increased 5.6% in our principal markets, while MDF board sales volume fell 5.5%, mainly due to weak volumes in Brazil.
  Sales of MDF mouldings increased 37.3%, mainly in the U.S., where volume increased 27.7% and prices increased 7.5%.
  Sales of finger-joint mouldings increased 6.2%, mainly due to a 12.1% rise in prices in the U.S market, which was partially offset by a 5.2% decline in sales volume in the U.S. market.
  Sales of OSB boards fell by 23.4% due to the volume reductions of 38.0% in the U.S, which experienced unusually high sales in the first quarter as well as a plant stoppage in Brazil, in June 2006.

Operating Income

Operating income in the second quarter of 2006 was US$18.1 million, representing a 5.8% decline compared to the first quarter of 2006.

The principal outstanding factors in the second quarter’s operating income were:

  Increases in the production costs of knot-free boards of approximately 5% because of rises in chemical and wood prices, which represent 35.2% and 23.2%, respectively, of the total cost of boards.
  Operating margin of mouldings improved due to higher prices (7.5% increase for MDF mouldings and 12.1% for finger-joint mouldings).
  Administrative and selling expenses reached 13.8% of sales, slightly higher than the previous quarter, mainly because of extraordinary expenses during this period.

Business Analysis – Comparison 2Q06 v. 2Q05

Sales

Company sales in the second quarter of 2006 were 24.1% higher than in the same quarter of 2005.

The main factors affecting the increase sales during the second quarter were:

  Increased sales of MDF boards of 24.1% due to a 6.8% rise in prices and a 16.1% increase in volumes.
  Increased sales of particle boards of 18.9%, due to a 12.6% rise in price and a 5.6% increase in volumes.
  Increased sales of MDF boards of 54.6% in the United States, due to a 62.2% rise in volumes and a 4.7% decline in prices in that market.
  Sales of OSB boards fell by 12.8% due to a 35.2% reduction in volume in the United States, partially offset by a 4.8% price increase over the same quarter of 2005.
  Sales of forestry logs rose by 79.2%, driven by a 55.8% rise in prices and 15% in volume, principally in Chile.

Operating Income

Operating income in the second quarter of 2006 was US$18.1 million, 5.8% lower than that of the same quarter of 2005.

The main factors affecting operating income during the second quarter were:

  A 12.5% increase in the cost of board production, mainly due to a rise the price of chemicals and wood, which represent 35.2% and 23.2%, respectively, of total board costs.
  Increase of 10.3% in the cost for the production of solid wood products, mainly due to higher labor costs and third-party services, due to the appreciation of the Brazilian real and the Chilean peso.
  Administrative and selling expenses fell from 15.6% to 13.8% of sales.
  Price increases and expense reductions were not enough to offset the higher costs during the period.

FINANCIAL SUMMARY

Second Quarter ended June 30, 2006:

The table below shows the main consolidated financial figures of the Company during the quarter and the percentage change year-over-year.

	Quarter ended

	Jun 30,	Jun 30,	Change
	2006	2005	%

	(in millions of US$)

Net Sales	218.2	175.9	24.1%
Gross Profit	48.2	46.8	3.1%
Selling and Administrative Expenses	(30.1)	(27.5)	9.3%
Operating Income	18.1	19.3	-5.8%
Net Income	4.1	7.1	-42.7%
	-	-
Depreciation	12.9	12.5	3.0%
Amortization	-
Depletion	4.2	5.6	-25.3%

Earnings per Share (US$)	0.0007	0.0014	-49.1%
Earnings per ADS (US$) (1)	0.04	0.07	-49.1%

(1) One ADS is equivalent to 50 common shares. Masisa (formerly Terranova) ADSs began to trade on August 5th , 2005.

Due to rounding, numbers may not add up.

Six Months ended June 30, 2006:

The table below shows the main consolidated financial figures of the Company during the first half of 2006 and the percentage change year-over-year.

	Six Months ended

	Jun 30,	Jun 30,	Change
	2006	2005	%

	(in millones of US$)

Net Sales	430.8	354.0	21.7%
Gross Profit	95.6	98.3	-2.8%
Selling and Administrative Expenses	(58.1)	(50.7)	14.8%
Operating Income	37.4	47.6	-21.4%
Net Income	5.2	21.6	-75.6%
	-
Depreciation	25.6	25.2	1.7%
Amortization	-
Depletion	10.5	11.7	-10.7%

Earnings per Share (US$)	0.001	0.004	-78.4%
Earnings per ADS (US$) (1)	0.05	0.21	-78.4%

(1) One ADS is equivalent to 50 common shares. Masisa (formerly Terranova) ADSs began to trade on August 5th , 2005.

Due to rounding, numbers may not add up.

Geographic Segment Information:

The table below describes the main Company segments, by origin of sales for the indicated periods.

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

	(in millIons of US$)		(in millIons of US$)

Net Sales
Chile	79.6	58.0	153.2	111.8
Brazil	43.4	42.7	93.6	80.1
Venezuela	30.7	24.6	57.4	50.7
Mexico	28.5	25.1	59.0	56.2
USA	55.3	45.7	106.6	86.8
Argentina	30.6	24.9	58.5	48.6
Others (1)	(49.9)	(45.2)	(97.4)	(80.1)

Total	218.2	175.9	430.8	354.0

Gross Profit
Chile	16.8	14.1	30.6	28.8
Brazil	8.4	10.9	18.7	20.6
Venezuela	6.8	5.3	11.4	10.8
Mexico	3.3	4.5	7.6	9.8
USA	5.0	3.0	8.4	6.5
Argentina	8.4	6.0	15.7	12.2
Others (1)	(0.6)	2.9	3.1	9.5

Total	48.2	46.8	95.6	98.3

Operating Income
Chile	5.9	4.8	10.0	12.4
Brazil	4.6	7.1	10.8	13.6
Venezuela	2.4	1.8	2.6	3.8
Mexico	(0.2)	1.1	1.3	3.5
USA	1.5	(0.2)	1.4	0.8
Argentina	5.9	3.6	10.9	7.6
Others (1)	(1.9)	1.0	0.3	5.9

Total	18.1	19.2	37.4	47.6

Depreciation + Amortization + Depletion (2)
Chile	5.3	5.9	12.4	12.7
Brazil	4.4	4.8	9.4	9.7
Venezuela	4.7	3.7	8.5	7.8
Mexico	0.2	0.5	0.8	0.8
USA	0.1	0.2	0.3	0.4
Argentina	2.3	2.5	4.7	5.1
Others (1)	0.1	0.2	0.1	0.2

Total	17.1	17.8	36.1	36.6

(1): Includes Colombia, Peru, Ecuador and inter-company sales adjustments.
(2): Depletion, or stumpage, or consumption of own raw materials.

Due to rounding, numbers may not add up.

Product Segment Information:

The table below shows the Company’s consolidated sales by type of product for the indicated periods:

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

	(in millIons of US$)		(in millIons of US$)

MDF	72.8	58.7	145.8	120.6
Particle Boards	45.0	37.9	89.7	72.2
Finger-joint Mouldings	23.3	20.0	45.3	40.4
Sawn Wood	20.4	16.5	39.3	32.3
MDF Mouldings	18.7	12.1	32.3	20.7
OSB	12.7	14.5	29.2	25.8
Logs	10.9	6.1	21.6	14.9
Solid Wood Doors	9.5	8.2	18.6	17.9
Other products	4.8	1.8	9.0	9.2

Total	218.2	175.9	430.8	354.0

Due to rounding, numbers may not add up.

The following table details the Company’s sales volume in cubic meters sold, by product type and related to consolidated sales for the indicated periods:

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

	(thousands of m³)		(thousands of m³)

MDF	231.6	199.4	476.7	423.3
Particle Boards	190.4	180.2	380.7	343.3
Finger-joint Mouldings	47.2	41.3	96.9	80.1
Sawn Wood	98.2	82.3	191.0	162.1
MDF Mouldings	46.5	28.6	82.9	47.0
OSB	55.7	66.5	127.9	119.8
Logs	357.1	310.5	739.3	733.8
Solid Wood Doors	10.3	8.6	20.5	18.6

Total	1,037.0	917.5	2,115.8	1,928.0

Due to rounding, numbers may not add up.

Detail of Sales and Markets:

The table below shows the percentage distribution of consolidated sales by destination market, for the indicated periods.

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

United States	28.6%	28.7%	27.8%	27.6%
Chile	17.1%	14.9%	17.4%	15.7%
Brazil	14.8%	14.2%	15.6%	13.7%
Mexico	12.9%	14.7%	13.6%	15.7%
Venezuela	9.4%	8.9%	8.7%	8.7%
Argentina	7.7%	7.9%	7.3%	7.3%
Others	9.5%	10.8%	9.6%	11.5%

Due to rounding, numbers may not add up.

Detail of Production Costs:

The table below shows the percentage distribution of the average consolidated production costs for naked particle boards, MDF and OSB for the indicated periods.

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

Chemicals	35.2%	37.3%	35.5%	38.1%
Wood	23.2%	22.0%	23.2%	21.9%
Depreciation	10.7%	11.3%	10.7%	11.7%
Energy	8.6%	8.3%	8.5%	8.0%
Personnel	8.0%	6.8%	7.8%	6.6%
Others	14.4%	14.3%	14.2%	13.7%

Due to rounding, numbers may not add up.

The table below shows the percentage distribution of the average consolidated production costs for doors, finger-joint mouldings and sawn wood for the indicated periods.

	Quarter ended		Six Months ended

	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2006	2005	2006	2005

Wood	32.3%	40.1%	35.1%	40.0%
Personnel	24.7%	18.9%	23.9%	18.6%
Services	14.2%	12.5%	13.6%	12.5%
Materials and Supplies	10.1%	10.4%	9.6%	9.9%
Depreciation	7.5%	8.4%	7.5%	8.8%
Energy	3.4%	3.1%	3.3%	3.3%
Others	7.7%	6.6%	7.0%	6.8%

Due to rounding, numbers may not add up.

MASISA S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended

	June 30,	June 30,
	2006	2005

INCOME STATEMENT	(in US$ thousands)

GROSS MARGIN	95,550	98,288
Operating income	430,809	353,992
Operating costs (less)	-335,259	-255,704
Selling and administrative expenses (less)	-58,132	-50,658

OPERATING RESULT	37,418	47,630

Financial income	2,909	1,735
Net income on investments in related companies	349	494
Other non operating income	1,790	2,282
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	-42	-396
Financial expenses (less)	-19,062	-18,651
Other non/operating expenses (less)	-5,301	-2,997
Price/level restatements	0	0
Exchange differences	-5,810	-2,705

NON-OPERATING RESULT	-25,162	-20,238

Result before income taxes and extraordinary items	14,524	29,054
Income taxes	-14,992	-8,871
Extraordinary items	0	0
Net income (loss) before minority interests	-468	20,183
Minority interests	5,717	1,367
Amortization negative goodwill	2,273	1,662

NET INCOME (LOSS) FOR THE PERIOD	5,249	21,550

Due to rounding, numbers may not add up.

MASISA S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended

	June 30,	June 30,
	2006	2005

CONSOLIDATED BALANCE SHEET	(in US$ thousands)

ASSETS

CURRENTS ASSETS:
Cash and Banks	16,660	13,900
Time deposits	60,690	16,643
Marketable securities (net)	0	674
Accounts receivable (net)	126,970	112,297
Notes receivable (net)	11,232	10,097
Sundry debtors	23,410	34,767
Notes and accounts receivable from related companies	9,047	6,376
Inventories (net)	198,943	211,097
Recoverable taxes	45,902	46,924
Prepaid expenses	11,739	11,473
Deferred taxes	2,892	2,675
Other current assets	414	6,292

Total Current Assets	507,899	473,215

FIXED ASSETS:
Lands	132,755	124,684
Buildings and infrastructure	211,084	208,783
Machinery and equipment	838,309	835,149
Other fixed assets	677,942	596,868
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	-399,320	-356,267

Total Fixed Assets	1,468,160	1,416,607

OTHER ASSETS:
Investments in related companies	4,409	3,834
Investments in other companies	205	199
Goodwill	1,207	1,645
Negative goodwill (less)	-60,508	-43,296
Long term debtors	4,837	5,255
Long term notes and receivables from related companies	0	0
Long term deferred taxes	0	0
Intangible assets	53	138
Amortization (less)	-21	-35
Others	26,769	30,325

Total Other Assets	-23,049	-1,935

TOTAL ASSETS	1,953,010	1,887,887

9 / 13

MASISA S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended

	June 30,	June 30,
	2006	2005

CONSOLIDATED BALANCE SHEET	(in US$ thousands)

LIABILITIES
CURRENT LIABILITIES:
Short term obligations to banks and financial institutions	73,426	101,390
Short term portion of long term obligations to banks and financial	51,622	73,250
institutions
Obligations to the public -short-term portion (bonds)	30,096	47,433
Long term obligations due within one year	0	271
Dividends payable	503	297
Accounts payable	52,469	62,632
Notes payable	727	484
Sundry creditors	2,540	2,007
Notes and accounts payable to related companies	6,500	2,913
Provisions	23,048	16,915
Withholdings	15,455	11,981
Income tax	5,004	4,298
Revenue received in advance	187	1,260
Other current liabilities	26	13

Total Current Liabilities	261,603	325,144

LONG-TERM LIABILITIES:
Obligations to banks and financial institutions	202,253	156,102
Long term obligations to the Public (bonds)	277,645	257,240
Long term sundry creditors	184	299
Long term Provisions	1,425	640
Long term Deferred taxes	46,599	41,278
Other long term liabilities	18,568	19,204

Total Long-Term Liabilities	546,674	474,763

MINORITY INTEREST:	19,419	99,018

SHAREHOLDERS' EQUITY:
Paid/up capital stock	812,880	696,481
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	182,689	159,379
Retained Earnings	129,745	133,102
Reserves future dividends	51,424	51,424
Accumulated profits	73,072	60,128
Accumulated losses (less)	0	0
Net income (loss) for the period	5,249	21,550
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total Shareholders' Equity	1,125,314	988,962

TOTAL LIABILITIES	1,953,010	1,887,887

10 / 13

MASISA S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended

	June 30,	June 30,
	2006	2005

CONSOLIDATED STATEMENT OF CASH FLOW – DIRECT	(in US$ thousands)

CASH FLOW FROM OPERATING ACTIVITIES:
Collection of accounts receivable	535,715	426,363
Financial income received	6,085	3,960
Dividends and other distributions received	0	0
Other income received	13,473	13,158
Payments of suppliers and personnel (less)	-454,861	-373,638
Interest paid (less)	-29,649	-16,317
Income tax paid (less)	-7,110	-5,735
Other expenses paid (less)	-2,755	-2,162
V.A.T. and similar paid (less)	-7,708	-8,185

Net Cash Flow from Operating Activities	53,190	37,444

CASH FLOW FROM FINANCING ACTIVITIES:
Placement of shares	44,012	0
Loans drawn	208,078	69,312
Bonds	162,965	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	-11,491	-52,111
Distribution of capital (less)	0	0
Loans repaid (less)	-228,435	-34,934
Bonds paid (less)	-169,605	-9,000
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance and placement expenses (less)	-852	0
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	-6

Cash Flow from Financing Activities	4,672	-26,739

CASH FLOW FROM INVESTING ACTIVITIES:
Sales of fixed assets	1,588	1,062
Sales of permanent investments	0	0
Sales of other investments	212	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	1,622
Other investment income	0	0
Acquisition of fixed assets (less)	-54,463	-31,561
Interest capitalized repaid (less)	-1,172	-2,744
Permanent investments (less)	-24,340	0
Investments in financial instruments (less)	-204	-2
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	-5,017

Net Cash Flow from Investing Activities	-78,379	-36,640

NET TOTAL CASH FLOW FOR THE PERIOD:	-20,517	-25,935

Effect of inflation on cash and cash equivalents	10	-8
Net variation in cash and cash equivalents	-20,507	-25,943
Initial balance of cash and cash equivalents	97,857	58,530

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	77,350	32,587

11 / 13

MASISA S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

	Six Months ended

	June 30,	June 30,
	2006	2005

CASH FLOW TO NET INCOME RECONCILIATION	(in US$ thousands)

NET INCOME (LOSS) FOR THE PERIOD	5,249	21,550

Results on sales of assets:
(Profit) loss on sales of fixed assets	-43	-863
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Results on Sales of Assets:	-43	-863

CHARGES (CREDITS) TO INCOME NOT AFFECTING CASH FLOW:
Depreciation for the period	25,408	24,793
Amortization of intangible assets	227	407
Write-offs and provisions	935	7,256
Income from investment in related companies (less)	-349	-494
Loss from investment in related companies	0	0
Amortization of goodwill	42	396
Amortization of negative goodwill (less)	-2,273	-1,662
Net price-level restatements	0	0
Net foreign exchange difference	5,810	2,705
Other credit to income not affecting cash flow (less)	-57	-276
Other charges to income not affecting cash flow	11,405	12,318

Charges (Credits) to Income Not Affecting Cash Flow:	41,148	45,443

CHANGES IN ASSETS AFFECTING CASH FLOW:
Accounts receivable	-12,688	-9,198
Inventories	12,469	-12,446
Other assets	-2,077	-9,828

Changes in Assets Affecting Cash Flow (increases) decreases	-2,296	-31,472

CHANGES IN LIABILITIES AFFECTING CASH FLOW:
Accounts payable related to operating income	5,505	2,312
Interest payable	8,176	4,001
Net income taxes payable	-4,138	-5,792
Other accounts payable related to non/operating income	3,764	1,072
Net value added tax and similar payable	1,542	2,560

Changes in liabilities affecting cash flow (increases) decreases	14,849	4,153

Profit (loss) of minority interest	-5,717	-1,367

NET CASH FLOW FROM OPERATING ACTIVITIES	53,190	37,444

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Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends”, “projects”, and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of relevant operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or operating results are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2006

Masisa S.A.

By:
/s/ Patricio Reyes
Patricio Reyes
General Counsel